Exhibit (a)(6)
AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 217-9608
November 5, 2007
Dear Limited Partner:
     We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Riverside Park Associates Limited Partnership for $64,429 per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).
     Our offer is currently scheduled to expire at midnight, New York City time, on November 7, 2007. As of the close of business on November 5, 2007, 58.8687 units had been tendered pursuant to the Offer.
     If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.
     If you have any questions, please contact the Information Agent, toll free, at (800) 217-9608.

Very truly yours, AIMCO PROPERTIES, L.P.